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                                [ICON LETTERHEAD]





                                            June 12, 2002





Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549
Attn: Hanna Teshome

     Re: ICON Health & Fitness, Inc. - Withdrawal of Registration Statement
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Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, ICON Health & Fitness, Inc. (the "Company") hereby requests the withdrawal of the Registration Statement on Form S-4, File No. 333-93711, as filed with the Securities and Exchange Commission (the "Commission") on December 28, 1999 (the "1999 Registration Statement"), as amended by Amendment No. 1 thereto, as filed on March 31, 2000, Amendment No. 2 thereto, as filed on July 26, 2000 and Amendment No. 3 thereto, as filed on October 10, 2000 (the 1999 Registration Statement, together with each amendment, the "Original Filing").

     The Company filed a Registration Statement on Form S-4 with the Commission on May 31, 2002, File No. 333-89440-06, for the purpose of registering a new issuance of bonds that are unrelated to those the Company sought to register in the Original Filing. No securities were offered or sold pursuant to the Original Filing and the Company will not proceed with the Original Filing.

     Should you have any questions regarding the above, or require additional information, please do not hesitate to contact me at (435) 750-5000.

                                            Sincerely,

                                            /s/ S. Fred Beck

                                            S. Fred Beck
                                            Chief Financial Officer